Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

Merrill M. Kraines	direct dial:	(212) 318-3261
Partner	telephone:	(212) 318-3000
mkraines@fulbright.com	facsimile:	(212) 318-3400

December 28, 2009

VIA FEDERAL EXPRESS

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Delek US Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 9, 2009
Form 10-Q for the Period Ended September 30, 2009
Filed November 6, 2009
Form 10-Q for the Period Ended June 30, 2009
Filed August 7, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 3, 2009
Form 8-K
Filed November 5, 2009
File No. 1-32868

Dear Mr. Owings:

We represent Delek US Holdings, Inc. (the “Company”). On behalf of the Company, this shall confirm our telephone conversation of December 28, 2009 with John Fieldsend in which we acknowledged receipt of the staff’s comment letter dated December 15, 2009 and stated that we expected to respond to such letter on or before January 22, 2010.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

H. Christopher Owings
December 28, 2009

Please do not hesitate to contact me at 212-318-3261 should you have any questions.

Very truly yours,

/s/: Merrill M. Kraines

Merrill M. Kraines

cc:	Ezra Uzi Yemin, Delek US Holdings, Inc. Kent B. Thomas, Delek US Holdings, Inc John Fieldsend